THE WILLIAMS COMPANIES, INC.
Offer to Pay a Cash Premium Upon Conversion of
$299,987,000 Principal Amount Outstanding of
5.50% Junior Subordinated Convertible Debentures due 2033
to Shares of Common Stock
CUSIP Nos. 969457845 and 969457852
Dated November 17, 2005 and as amended on December 29, 2005
This Offer will expire at 5:00 p.m., New York City time, on Wednesday, January 11, 2006, unless extended or earlier terminated (such date, as the same may be extended or earlier terminated, the “Expiration Date”). Holders (as defined below) must surrender their Debentures for conversion on or prior to the Expiration Date to receive the Conversion Consideration (as defined below).
December 29, 2005
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:
      Enclosed for your consideration is a Conversion Offer Prospectus, dated November 17, 2005 and as amended on December 29, 2005 (as the same may be further amended or supplemented from time to time, the “Conversion Offer Prospectus”), and a Letter of Transmittal (the “Letter of Transmittal” and, together with the Conversion Offer Prospectus, the “Offer”), relating to the offer by The Williams Companies, Inc., a Delaware corporation (the “Company”), to pay a cash premium, upon the conversion of any and all of its $299,987,000 principal amount outstanding 5.50% Junior Subordinated Convertible Debentures due 2033 (the “Debentures”, and holders of the Debentures are referred to herein as “Holders”) to shares of Williams’ common stock, $1.00 par value per share (“Common Stock”). Capitalized terms used herein and not defined herein shall have the meanings given to them in the Conversion Offer Prospectus.
      The consideration offered for Debentures converted pursuant to the Offer shall be an amount, payable in cash, equal to $5.85 per $50 principal amount of Debentures validly surrendered for conversion, plus $0.35 per $50 principal amount of Debentures, which is equivalent to the interest accrued thereon from and after the last interest payment date prior to the Expiration Date, which interest payment date was December 1, 2005, up to, but not including, the Settlement Date (the “Conversion Consideration”). Although under the terms of the Debentures, the Company is not obligated to pay interest for a partial interest period on Debentures converted during that period, the Conversion Consideration includes $0.35 per $50 principal amount of Debentures, which is equivalent to the amount of interest that would have accrued and become payable after the last interest payment date prior to the Expiration Date, which interest payment date was December 1, 2005, up to, but not including, the Settlement Date had the Debentures provided for payments of such amounts as interest. Holders that validly surrender their Debentures for conversion will receive the Conversion Consideration in addition to the shares of Common Stock issuable upon conversion pursuant to the conversion terms of the Debentures. Each $50 principal amount of the Debentures is convertible into 4.5907 shares of Common Stock, which is equivalent to a conversion price of $10.8916 per share. The Company is not required to issue fractional shares of Common Stock upon conversion of the Debentures. Instead, the Company will pay a cash adjustment based upon the last reported sale price of the Common Stock on the Expiration Date. The “Settlement Date” in respect of any Debentures that are validly surrendered for conversion is expected to be promptly following the Expiration Date. Holders surrendering their Debentures for conversion after 5:00 p.m., New York City time, on the Expiration Date will not be eligible to receive the Conversion Consideration.

      Notwithstanding any other provision of the Offer, the Company’s obligations to accept Debentures surrendered for conversion and to pay the related Conversion Consideration is subject to, and conditioned upon, the satisfaction of or, where applicable, the Company’s waiver of, the conditions to the Offer as set forth in the Conversion Offer Prospectus under the caption “Terms of the Offer — Conditions to the Offer.”
      For your information and for forwarding to your clients for whom you hold Debentures registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Conversion Offer Prospectus, dated November 17, 2005 and as amended on December 29, 2005;

2. A Letter of Transmittal for each of the Debentures for your use and for the information of your clients, which includes a Form W-9 (with instructions) providing information relating to backup U.S. federal income tax withholding; and

3. A printed form of letter which may be sent to your clients for whose accounts you hold Debentures registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.
      DTC participants must surrender Debentures for conversion through the DTC Automated Tender Offer Program.
      WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE IN ORDER TO OBTAIN THEIR INSTRUCTIONS.
      The Company will not pay any fees or commission to any broker or dealer or other person (other than the Dealer Managers) for soliciting conversion of Debentures pursuant to the Offer. You will be reimbursed for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients.
      Any inquiries you may have with respect to the Offer should be addressed to Lehman Brothers, Inc. or Merrill, Lynch, Pierce, Fenner & Smith Incorporated, the Dealer Managers for the Offer, at the telephone numbers set forth below. Additional copies of the enclosed material may be obtained from D.F. King & Co., Inc., the Information Agent, at (212) 269-5550 (collect) or (800) 848-2998 (toll free) or at the address set forth on the back cover of the Conversion Offer Prospectus.

Very truly yours,

LEHMAN BROTHERS, INC.
(212) 526-0111 or
(800) 443-0892 (toll free)

MERRILL LYNCH, PIERCE, FENNER &
SMITH INCORPORATED
(212) 449-4914 or
(800) 654-8637 (toll free)
      NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF THE COMPANY, THE DEALER MANAGERS, THE INFORMATION AGENT OR THE CONVERSION AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.
      The Offer is not being made to (nor will Debentures surrendered for conversion be accepted from or on behalf of) Holders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.
      IMPORTANT: The Agent’s Message, together with a conformation of book-entry transfer and all other required documents, must be received by the Conversion Agent at or prior to 5:00 p.m., New York City time, on the Expiration Date in order for Holders to receive the Conversion Consideration.

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